    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1997.


                                                      REGISTRATION NO. 333-24691

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------


                         PRE-EFFECTIVE AMENDMENT NO.1 TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           --------------------------

                          DEEPTECH INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                             76-0289338
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                           --------------------------

                          DEEPTECH INTERNATIONAL INC.
                        TEXAS COMMERCE TOWER, SUITE 7500
                                   600 TRAVIS
                              HOUSTON, TEXAS 77002
                                 (713) 224-7400
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           --------------------------

                                With Copies to:

                                 DONALD V. WEIR
                          DEEPTECH INTERNATIONAL INC.
                        TEXAS COMMERCE TOWER, SUITE 7500
                                   600 TRAVIS
                              HOUSTON, TEXAS 77002
                                 (713) 224-7400
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                             RICK L. BURDICK, P.C.
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                        1900 PENNZOIL PLACE-SOUTH TOWER
                              711 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 220-5800

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                           --------------------------

                         CALCULATION OF REGISTRATION FEE


======================================================================================================================
                                                                                                           AMOUNT OF
        TITLE OF EACH CLASS           AMOUNT TO BE           PROPOSED                PROPOSED             REGISTRATION
  OF SECURITIES TO BE REGISTERED       REGISTERED       OFFERING PRICE (2)   AGGREGATE OFFERING PRICE         FEE
----------------------------------------------------------------------------------------------------------------------
  Common  Stock, par  value  $.01
     per share (1)                      9,506,363              $  6.50(2)         $ 59,841,359(2)           $18,725
----------------------------------------------------------------------------------------------------------------------
  Common Stock Purchase Warrants        4,060,695              $5.5605(3)         $ 22,579,495(3)             (4)
======================================================================================================================

(1) Includes 3,845,091 shares of Common Stock which are currently outstanding and 5,361,272 which are issuable upon exercise of outstanding warrants and options, including the Warrants. Pursuant to Rule 416, additional securities are being registered as may be required for issuance pursuant to the anti-dilution provisions of the Warrants.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), on the basis of the average high and low prices of the Common Stock on the Nasdaq National Market on March 31, 1997.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g). The offering price for the Warrants is based upon the average price per share of Common Stock at which the Warrants can be exercised.
(4) Pursuant to Rule 457(g), no separate fee is being paid with respect to the Warrants since the shares of Common Stock being offered pursuant thereto are also being registered.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                                 [DeepTech Logo]

PROSPECTUS


                  SUBJECT TO COMPLETION, DATED JUNE ____, 1997



                        9,506,363 SHARES OF COMMON STOCK



                    4,060,695 COMMON STOCK PURCHASE WARRANTS


                          DEEPTECH INTERNATIONAL INC.

                             ---------------------


    This Prospectus relates to 9,506,363 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of DeepTech International Inc., a Delaware corporation ("DeepTech") and warrants to purchase 4,060,695 shares of Common Stock (the "Warrants," and collectively with the Shares, the "Securities"). The Warrants were issued by DeepTech under various agreements and arrangements and are immediately exercisable. The Warrants entitle the holders to purchase shares of Common Stock at a specified exercise price ranging from $4.00 to $10.00 per share until the expiration of the Warrants pursuant to their respective terms ranging from July 15, 1998 to July 15, 2000. See "Description of Warrants." There are 3,845,091 of the Shares currently outstanding and 5,661,272 are issuable upon exercise of outstanding warrants and options, including the Warrants. The Securities may be offered from time to time (the "Offering") by persons (the "Selling Stockholders") who have acquired such Securities in certain private placements, other transactions not involving a public offering or who otherwise do not have an available exemption from registration. The Securities are being registered under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of the Selling Stockholders in order to permit the public sale or other public distribution of the Securities.


    The Securities may be sold or distributed from time to time by or for the account of the Selling Stockholders, or by their pledgees on behalf of the Selling Stockholders, in transactions (which may involve crosses and block transactions) on the Nasdaq National Market ("Nasdaq") or any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the Securities are then listed, in the over-the-counter market, in one or more privately negotiated transactions (including sales pursuant to pledges), through the writing of options on the Shares, in a combination of such methods of distribution, or by any other legally available means. This Prospectus also may be used, with the Company's consent, by donees of the Selling Stockholders, or by other persons acquiring Securities who wish to offer and sell such Securities under circumstances requiring or making desirable its use. Such methods of sale may be conducted by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Stockholders may effect such transactions directly, or indirectly through broker-dealers or agents acting on their behalf and, in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions or discounts from the Selling Stockholders and/or the purchasers of the Securities for whom they may act as agent or to whom they sell Securities as principal or both (which commissions or discounts might be in excess of customary commissions). To the extent required, the names of the agents or broker-dealers, and applicable commissions or discounts and any other required information with respect to any particular offer of Securities by the Selling Stockholders, will be set forth in a Prospectus Supplement. See "Plan of Distribution."


    DeepTech will not receive any of the proceeds from the sale of the Securities offered hereby although it may receive up to an aggregate of $31,096,217 in connection with the exercise of outstanding warrants and options, including the Warrants, to purchase Shares included as a part of the Offering. DeepTech will bear all expenses incident to the registration of the Securities under federal and state securities laws and the sale of the Securities hereunder other than expenses incident to the delivery of the Securities to be sold by the Selling Stockholders, including any transfer taxes payable on any Securities, and any commissions and discounts payable to underwriters, agents or dealers.



    The Common Stock is quoted on Nasdaq under the symbol "DEEP." On May 21, 1997, the last reported sale price for the Common Stock as reported by Nasdaq was $6.4375 per share. DeepTech had 19,321,228 shares of Common Stock issued and outstanding as of May 21, 1997. At May 21, 1997, DeepTech had outstanding warrants and options to acquire 8,920,367 shares of Common Stock. The Warrants are not listed on an exchange or quoted on Nasdaq, and it is not anticipated that application will be made to list the Warrants.


    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" LOCATED ON PAGE 3 OF THIS PROSPECTUS.

                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                             AVAILABLE INFORMATION

    DeepTech is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). The reports, proxy and information statements and other information concerning DeepTech can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the SEC at prescribed rates through the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Such documents also may be obtained through the website maintained by the SEC at http://www.sec.gov. Such reports, proxy statements and other information may also be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

    DeepTech has filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the Securities (such registration statement, including all amendments and supplements thereto, is hereinafter referred to as the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated herein by reference, and each such statement is deemed qualified in its entirety by such reference. The Registration Statement and exhibits thereto may be inspected without charge at the public reference facilities maintained by the SEC, regional offices of the SEC and offices of the SEC and Nasdaq referred to above, and copies thereof may be obtained from the SEC at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, filed by DeepTech with the SEC pursuant to the Exchange Act, are incorporated herein by reference and made a part of this
Prospectus:

         (i) DeepTech's Annual Report on Form 10-K for the fiscal year ended June 30, 1996;


         (ii) DeepTech's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;



         (iii) DeepTech's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996; and



         (iv) DeepTech's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.


    All reports and other documents filed by DeepTech with the SEC pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    DeepTech undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to DeepTech International Inc., Texas Commerce Tower, Suite 7500, 600 Travis, Houston, Texas 77002, Attention: Corporate Secretary, telephone number
(713) 224-7400.

RISK FACTORS

   IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, PROSPECTIVE PURCHASERS OF THE SECURITIES SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN DEEPTECH.

   Unless the context otherwise requires, references in this Prospectus to "DeepTech" shall mean DeepTech International Inc., a Delaware corporation, and references to the "Company" or its operations shall mean DeepTech and its operating subsidiaries (the "Subsidiaries"), Leviathan Gas Pipeline Company (indirectly 85%-owned) ("Leviathan"), Tatham Offshore, Inc. (37%-owned) ("Tatham Offshore"), RIGCO North America, L.L.C. (indirectly 100%-owned), Deepwater Production Systems, Inc. (100%-owned) ("Deepwater Systems"), Deepflex Production Services, Inc. (100%-owned) ("Deepflex"), Offshore Gas Marketing, Inc. (80%-owned) ("Offshore Marketing") and Offshore Gas Processors, Inc. (85%-owned) ("Offshore Processors"), and their respective operations. Leviathan is the general partner of Leviathan Gas Pipeline Partners, L.P., a publicly-traded master limited partnership. References to the "Partnership" contained herein shall mean Leviathan Gas Pipeline Partners, L.P. and its subsidiaries.

   Certain of the following risk factors relate particularly to Leviathan, the Partnership and Tatham Offshore. The risk factors relating to the Partnership and Leviathan may adversely affect the value of DeepTech's interest in Leviathan and the ability of the Partnership to pay management fees to DeepTech or to make distributions to Leviathan. The risk factors relating to Tatham Offshore may adversely affect the value of DeepTech's interest in Tatham Offshore and the ability of Tatham Offshore to pay management fees to DeepTech or make advances or distribute earnings or meet its obligations under the Tatham Offshore Subordinated Notes and any other intercompany indebtedness owing to DeepTech. The inability of Leviathan and/or Tatham Offshore to make such payments to DeepTech would have a material adverse effect upon DeepTech's ability to pay its operating expenses and service its debt obligations.

   SUBSTANTIAL LEVERAGE OF THE COMPANY


         DeepTech is highly leveraged. At March 31, 1997, the Company had stockholders' equity of $23.2 million and total consolidated long-term indebtedness of approximately $155.5 million, of which $65 million was attributable to RIGCO. In April 1997, the RIGCO credit facility was amended and an additional $12.0 million was borrowed to fund additional upgrades to one of the Company's semisubmersible rigs. DeepTech incurred substantial indebtedness as a result of the issuance of $82 million aggregate principal amount of 12% Senior Secured Notes due in the year 2000 (the "Senior Notes") in March 1994 (the "Debt Offering"). The indenture relating to the Senior Notes (the "Senior
Note Indenture") contains covenants that, among other things, require DeepTech to meet certain collateral coverage tests and restrict the ability of DeepTech to incur additional indebtedness, create or incur liens, make capital expenditures, effect certain assets sales and engage in certain mergers or similar transactions. Further, substantially all material assets of DeepTech have been pledged to secure the Senior Notes. Any inability of DeepTech to service its obligations in respect of the Senior Notes or other indebtedness could have a significant adverse affect on the market value and marketability of the Securities.


         DeepTech expects that the Company will remain highly leveraged for the foreseeable future, with important consequences to stockholders of DeepTech, including the following: (i) the ability of the Company to obtain additional financing for working capital, acquisitions, advances or contributions to the subsidiaries for capital expenditures or other corporate purposes, should it need to do so, may be impaired; (ii) all or a substantial portion of the Company's cash flow from operations will be required to be dedicated to the payment of the Company's interest expense and principal payment obligations;
(iii) the Company is more highly leveraged than many of its competitors, which may place it at a competitive disadvantage; and (iv) the Company's degree of leverage may make it more vulnerable to a downturn in its business or the economy generally. If the Company is unable to generate sufficient cash flow from operations and obtain additional sources of financing, the Company may be required to refinance all or a portion of its debt, sell certain of its assets or both. There can be no assurance that any such refinancing or asset sales would suffice to meet interest and principal payments as they become due. The failure to make such payments as they come due would have a material adverse effect on DeepTech.

   DEEPTECH'S HOLDING COMPANY STRUCTURE; DEPENDENCE ON THE SUBSIDIARIES

         DeepTech is a holding company whose material assets consist primarily of the stock of the Subsidiaries. As a result, DeepTech is dependent upon management fees paid to it pursuant to management agreements with each of the Subsidiaries, quarterly dividends funded by distributions from the Partnership and interest on and the repayment of debt by the Subsidiaries to pay its operating expenses, service its debt obligations, including the Senior Notes, and satisfy any mandatory repurchase obligations relating to the Senior Notes. Loan agreements to which certain Subsidiaries are, or may in the future become, parties may restrict the ability of such Subsidiaries to make payments to DeepTech. The Company anticipates that additional Subsidiaries may enter into credit arrangements that may prohibit or otherwise restrict their ability to pay dividends and make advances to DeepTech. In addition, distributions in respect of the Partnership's Common Units, which are owned indirectly by DeepTech, may only be made after all minimum distributions payable in respect of the Partnership's Preference Units have been paid in full. The failure of
(i) a Subsidiary to pay management fees or repay principal or interest on its intercompany debt or (ii) the Partnership to make distributions could have a material adverse effect on DeepTech's financial condition and results of operations.

   RELIANCE ON KEY PERSONNEL; CONCENTRATION OF OWNERSHIP


         The Company is dependent upon the services of its executive officers and key employees, including Thomas P. Tatham, Chairman of the Board and Chief Executive Officer of DeepTech. The Company does not have an employment agreement with Mr. Tatham or its other key employees. The Company also does not maintain Key-man insurance for any of its key employees. The loss of the services of the Company's executive officers and key employee, in general, and of Mr. Tatham, in particular, could have a material adverse effect on the Company.



         Taking into account the effect of exercising options, Mr. Tatham currently beneficially owns 45.3% of the Common Stock of DeepTech and the other executive officers and directors of DeepTech beneficially own approximately an additional 14.8% of the Common Stock. Accordingly, Mr. Tatham and such other executive officers and directors, if they voted together, would have the ability to elect all of DeepTech's directors and control the outcome of all matters submitted to a vote of DeepTech's stockholders. In addition, so long as Mr. Tatham owns more than one-third of DeepTech's outstanding Common Stock, Mr. Tatham acting alone would be able to prevent certain actions that require the affirmative vote of at least two-thirds of DeepTech's outstanding Common Stock.


   REPURCHASE OF SENIOR NOTES UPON A CHANGE OF CONTROL, INCREASED LEVERAGE BY THE PARTNERSHIP, TATHAM CONVERSION EVENT OR A DECLINE IN THE VALUE OF COLLATERAL

         The Senior Note Indenture provides that upon the occurrence of a Change of Control, Partnership Leverage Event or Tatham Conversion Event (each as defined in the Senior Note Indenture), DeepTech shall be required to offer to holders of the Senior Notes to repurchase any and all of the Senior Notes at a purchase price equal to 101%, 100% and 101%, respectively, of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase. In addition, the Senior Note Indenture provides that if DeepTech's Asset Coverage Ratio (as defined in the Senior Note Indenture) falls below specified levels, DeepTech is required to offer to repurchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, an amount of Senior Notes sufficient to increase the Asset Coverage Ratio to not less than specified levels. There can be no assurance that DeepTech will have sufficient resources to purchase the Senior Notes if it is required to do so under the terms of the Senior Note Indenture. This provision may also adversely affect the ability of DeepTech to obtain additional financing in the future. No assurance can be given that the terms of any future indebtedness will not contain cross default provisions based on a Change of Control or other defaults under the Senior Note Indenture.

   POSSIBLE DEPRESSING EFFECT OF FUTURE SALES OF DEEPTECH COMMON STOCK

         No predictions can be made as to the effect, if any, that future sales of the Shares, the availability of Common Stock for sale or the perception that such sales could occur, will have on the market price of the Common Stock. In addition, DeepTech has issued and may issue in the future Common Stock and/or options or warrants to purchase Common Stock pursuant to exemptions from registration available under the Securities Act in connection with its business activities. Such securities are subject to restrictions on resale in accordance with the Securities Act and the regulations promulgated thereunder. However, if such shares are registered for sale to the public or sales are permitted pursuant to Rule 144 or another available exemption from registration under the Securities Act, such securities may be sold into the public market. The issuance and subsequent resale of a substantial number of shares of Common Stock, or a perception that such sales could occur, could have a material adverse effect on the market price of the Common Stock.

   PERFORMANCE OF THE PARTNERSHIP DEPENDS ON THROUGHPUT LEVELS

         The future performance of the Partnership will depend, in part, on the throughput levels achieved by the Partnership's natural gas pipelines (the "Gas Pipelines"), and the Poseidon Oil Pipeline (collectively with the Gas Pipelines, the "Pipelines") and any future pipelines constructed by the Partnership. Throughput levels on each Pipeline will be affected by a number of factors, including the production rates and reserve lives of wells connected to each Pipeline. The proved reserves that are available for transportation on the Pipelines are depleting assets and, as such, will be produced over a finite period. Each of the Pipelines must access additional reserves to offset the natural decline of production from existing wells connected to the Pipelines. The long term prospects of the Partnership are, therefore, dependent upon the development of additional reserves in areas accessible to the Pipelines and the interconnection and transportation by the Pipelines of production from, such additional reserves. The reserve prospects in the Flextrend (water depths of 600 to 1,500 feet) and Deepwater (water depths over 1,500 feet) areas of the Gulf of Mexico will require significant capital expenditures by others for exploration and development drilling and the installation of production facilities and pipeline extensions to interconnect with a Pipeline.
Development of additional reserves in these areas could be adversely affected by relatively low prices for oil and gas, capital budget limitations or the lack of available capital. Accordingly, no assurance can be given that such reserves exist or, if they do exist, as to the timing of their discovery or development or their availability to or interconnection with the Pipelines. Furthermore, even if such additional reserves exist and are ultimately produced, no assurance can be given that all the production therefrom will be interconnected with or transported by the Pipelines since the Partnership will compete for such transportation with other pipelines on the basis of numerous factors, including geographic proximity to such production, cost of connection, available capacity, transportation rates and access to onshore markets.

   REGULATION BY THE FERC OF THE REGULATED PIPELINES AND CHANGING REGULATORY ENVIRONMENT

         Certain of the pipelines operated by the Partnership (the "Regulated Pipelines") are classified as a "natural gas company" by the Natural Gas Act of 1938, as amended. Consequently the Federal Energy Regulatory Commission (the "FERC") has jurisdiction over the Regulated Pipelines with respect to transportation of gas, rates and charges, construction of new facilities, extension or abandonment of services and facilities, accounts and records, depreciation and amortization policies and certain other matters. In addition, the Regulated Pipelines, where required, hold certificates of public convenience and necessity issued by the FERC covering their facilities, activities and services. The Regulated Pipelines may not charge or collect more than the maximum rates on file with the FERC. In the event of an adverse outcome with respect to any rate case of a Regulated Pipeline, the Partnership's cash flow could be materially adversely affected. Given the extent of regulation of the Regulated Pipelines by the FERC, the extensive changes in FERC policy in recent years, the evolving nature of regulation and the possibility for additional changes, no assurance can be given regarding the likely regulations and restrictions under which the Pipelines will be operating in the future or the effect such regulations and restrictions will have on the Pipeline's financial position, results of operations and cash flows. Further, although only the Regulated Pipelines are currently subject to rate regulation by the FERC, all of the Pipelines are subject to regulation by various federal authorities. There can be no assurance that laws and regulations currently enacted or to be enacted in the future will not adversely affect the Pipelines.

   HIGH DEPENDENCE ON DEVELOPMENTAL AND EXPLORATORY DRILLING ACTIVITIES

         The success of Tatham Offshore is largely dependent upon the success of its developmental and exploratory drilling activities. The Partnership is also engaged in developmental drilling activities. Drilling involves numerous risks, including the risk that no commercially productive gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of the requisite equipment. In addition, to the extent Tatham Offshore or the Partnership acquire additional properties, 3-D seismic and other advanced technology may require greater pre-drilling expenditures than traditional drilling strategies. There can be no assurance as to the success of Tatham Offshore or Partnership drilling activities.

   SUBSTANTIAL FUTURE CAPITAL REQUIREMENTS OF TATHAM OFFSHORE

         To implement the development of its oil and gas properties, Tatham Offshore intends to seek additional capital through a combination of other funding sources that may include traditional reserve base borrowings, joint venture partnerships, vendor financings, production pay financings and offerings of debt and equity securities. Cash flows from operations, to the extent available, will also be used to fund some expenditures. Tatham Offshore's ability to access additional capital will depend on the success of prior exploratory and development drilling and the status of various capital markets at the time such capital is sought. Accordingly, there can be no assurance that sufficient capital will be available to Tatham Offshore from any source or that, if available, it will be on terms acceptable to Tatham Offshore. Should sufficient financing not be available because costs are higher than estimated or otherwise, the development and exploration of Tatham Offshore's properties would be delayed and, accordingly, the implementation of Tatham Offshore's business strategy would be adversely affected.

   VOLATILITY OF OIL AND GAS PRICES

         Tatham Offshore and the Partnership's future financial condition and results of operations are particularly dependent upon the prices received for their oil and gas production and the costs of acquiring, developing and producing reserves. Oil and gas prices have historically been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors which are beyond the control of Tatham Offshore and the Partnership. These factors include political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. A decrease in oil and gas prices could adversely affect the financial condition and results of operations of Tatham Offshore and the Partnership.

   OPERATING RISKS; DEEPER WATER RISKS

         The oil and gas operations of the Company, particularly the Partnership and Tatham Offshore, are subject to all of the risks and hazards typically associated with the exploration for, and/or the development and production of, oil and gas in the Gulf and any other areas in which the Partnership or Tatham Offshore may, in the future, conduct such activities. Risks in drilling operations include blowouts, oil spills, fires and offshore risks such as capsizing, collision, hurricanes and other adverse weather and sea conditions. Such risks can result in personal injury and loss of life and substantial damage to or destruction of oil and gas wells, platforms, production facilities or other property, suspension of operations and liabilities to third parties, any and all of which could adversely affect the Partnership or Tatham Offshore.

         Most of the Company's oil and gas properties are located in water depths of greater than 600 feet. Drilling operations in such water depths are by their nature more difficult than drilling operations conducted in shallower water depths because they require the application of more advanced drilling technologies, possibly resulting in significantly higher drilling costs. It is anticipated that some of the Company's wells will be completed utilizing subsea completion techniques which involve the installation of subsea wellheads and equipment with tie-back lines to adjacent production facilities. The installation of these facilities requires the use of advanced technologies, including the use of remote installation mechanics. Such operations involve a higher risk of encountering mechanical difficulties and equipment failures which, if encountered, could result in significant cost overruns.

         The Company's operations also could result in liability for oil spills, discharge of hazardous materials and other environmental damages. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and some, but not all, of such losses. There can be no assurance, however, that such insurance will continue to be available to or carried by the Company or, if available and carried, will be adequate to cover the Company's liability in all circumstances. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial position and results of operations of the Company. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased by the Company, which liabilities would not be covered by insurance.

   RISKS OF OFFSHORE CONTRACT DRILLING SERVICES

         The Company's experience in the contract drilling business is limited. RIGCO currently has two semisubmersible drilling rigs, the FPS Laffit Pincay and the FPS Bill Shoemaker. The FPS Laffit Pincay has only been performing contract drilling services in the Gulf of Mexico since February 1996. The FPS Bill Shoemaker is currently undergoing an extensive upgrade, repair and refurbishment program to enable it to perform contract drilling services. The ability of RIGCO to fund its future debt service obligations under the RIGCO credit facility is dependent upon the successful refurbishment of the FPS Bill Shoemaker and the leasing of both the FPS Laffit Pincay and the FPS Bill Shoemaker at appropriate rates.

         The Company's contract drilling business is substantially dependent upon the condition of the oil and gas industry, the level of exploration and production expenditures as well as the supply of drilling rigs capable of competing with the Company's semisubmersible drilling rigs. The demand for contract drilling services is directly influenced by oil and gas prices, expectations about future oil and gas prices, the cost of exploration and production activities, the sale and expiration dates of leases and government regulations. Historically in periods of depressed natural gas prices, the demand for drilling and related services has declined leading to low day rates and low utilization of available equipment. In addition, even in an environment of stronger natural gas prices and increased drilling activity, movement of existing rigs, refurbishment of older rigs or new construction could increase the supply of rigs available and therefore adversely affect day rates and utilization levels. The Company cannot predict the timing or extent of the future level of demand of the Company's drilling services or whether recent increases in day rates and utilization rates will be sustained.

         The Company anticipates that the capital requirements necessary to complete the upgrades on the FPS Bill Shoemaker will be funded with proceeds from the RIGCO credit facility or from cash on hand, that the refurbishment program will be completed as currently scheduled and that the FPS Bill Shoemaker will successfully begin performing contract drilling services. However, there can be no assurance that the refurbishment of the FPS Bill Shoemaker will be completed as scheduled or that the costs to complete the refurbishment will not exceed the funds available for that purpose, or that the FPS Bill Shoemaker will be successfully leased for contract drilling service. Should sufficient financing not be available because costs are higher than estimated or otherwise, the refurbishment of the FPS Bill Shoemaker would be delayed and the ability of RIGCO to service its debt requirements under the RIGCO credit facility would be adversely affected.

   REGULATIONS

         The production and development operations of the Partnership and the exploration, development and production operations of the Company are subject to regulation at the federal and state levels. Such regulation includes requiring permits for the drilling of wells and maintaining bonding and insurance requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandoning of wells. Exploration, production and development operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the density of wells that may be drilled, the levels of production and the unitization or pooling of gas and oil properties. No assurance can be given regarding the likely regulations and restrictions under which the Company's development and production activities may be conducted in the future or the effect such regulations and restrictions will have on the Company's financial position, results of operations and cash flows.


         The operations of certain of the Subsidiaries, particularly those of Tatham Offshore and the Partnership, are subject to extensive federal, state and local regulatory requirements relating to environmental affairs, health and safety, waste management and chemical products. Governmental authorities have the power to enforce compliance with these regulations and permits and violators are subject to civil and criminal penalties, including civil fines, injunctions or both. Third parties may also have the right to pursue legal actions to enforce compliance. Future developments such as stricter laws, regulations or enforcement policies thereunder could significantly increase the cost of compliance with environmental laws and regulations. Moreover, as with other companies engaged in similar or related businesses, some risks, environmental costs and liabilities are inherent in the operations of certain of the Subsidiaries due to their handling of hydrocarbon products, and there can be no assurance that material environmental costs and liabilities will not be incurred by such Subsidiaries. The Company believes it is currently in compliance with all applicable regulations.



UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET RESERVES

         There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond the control of the producer. The reserve data incorporated by reference into this Prospectus represent only estimates, which have been prepared by independent petroleum engineers. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by government agencies and assumptions concerning future oil and gas prices, future operating costs, geologic success, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors, particularly with respect to new discoveries and to estimates of proved undeveloped reserves, which comprise a substantial portion of the Company's reserves. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material.

         The present values of estimated future net cash flows incorporated by reference into this Prospectus should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In accordance with applicable requirements of the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with the development and production of oil and gas properties. In addition, the calculation of present value of the future net revenues using a 10% discount as required by the SEC, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and gas industry in general.

   LEGAL PROCEEDINGS

    The Company is and may in the future become a party to various legal and environmental proceedings which have arisen or may arise in the ordinary course of its business. No assurance can be given with respect to the outcome of these legal proceedings and the effect such outcomes may have on the Company.

   CONFLICTS OF INTEREST

         DeepTech is a diversified energy company engaged, through its operating subsidiaries, in offshore contract drilling services and the acquisition, development, production, processing, transportation and marketing of, and the exploration for, oil and gas. DeepTech is currently a party to certain material contracts with the Subsidiaries and/or their affiliates and such entities have also entered into material contracts among themselves. DeepTech anticipates that DeepTech, the Subsidiaries and the respective affiliates of DeepTech and the Subsidiaries will enter into additional material contracts and agreements. In addition, certain officers and directors of DeepTech are also officers and/or directors of the Subsidiaries and their affiliates and such officers and directors have entered into material contracts and agreements with such entities. Although the Senior Note Indenture permits DeepTech to enter into transactions with its affiliates only if each such transaction, or series of related transactions, on whole, is on terms no less favorable to DeepTech than those that could be obtained in a comparable arm's-length transaction with a non- affiliate, such transactions involving amounts of less than $2.5 million only require the authorization of officers of DeepTech even if such officers have an interest in such transactions. In addition, DeepTech manages each of the Subsidiaries pursuant to management agreements. DeepTech is not prohibited under the management agreements from engaging, directly or indirectly, in other business activities in which the respective Subsidiaries will have no economic interest. Certain conflicts may arise as a result of existing and future transactions between DeepTech and its affiliates. These conflicts may be resolved in favor of such affiliates and such resolution may have a material adverse effect on DeepTech.

   COMPETITION

         The energy industry is highly competitive. The Company competes in the areas of property acquisitions and the development, production, gathering, transportation, and marketing of, and exploration for oil and gas with major interstate pipeline companies, major oil companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have substantially greater financial and other resources than the Company. For a number of years, depressed oil and gas prices and an oversupply of drilling rigs have adversely affected the offshore drilling market. In addition, RIGCO has significant competition from many other offshore drilling contractors in all of the areas in which it operates. Activity levels in areas in which RIGCO operates, including the U.S. Gulf of Mexico, increased in 1995 and 1996 due, in part, to increased oil and natural gas prices and increased levels of exploration and production activities. RIGCO has experienced a corresponding increase in day rates. RIGCO cannot predict the extent to which current market conditions will continue.

                                  THE COMPANY

   DeepTech is a diversified energy company engaged, through its operating subsidiaries, in offshore contract drilling services and the acquisition, development, production, processing, transportation and marketing of, and the exploration for, oil and gas. DeepTech was formed in October 1989 and, since that time, has significantly expanded its operations, primarily through acquisitions. DeepTech's Common Stock trades on Nasdaq under the trading symbol "DEEP."

   The Company believes that its holding company structure facilitates operations by enabling each Subsidiary to focus its attention on a specific aspect of the oil and gas industry while isolating it from the regulatory obligations and potential liabilities of the other Subsidiaries. In addition, such structure enables the Company to attract and retain key personnel by issuing to such personnel direct minority equity interests in the Subsidiary for which they work.

   The principal executive office of DeepTech is located at Texas Commerce Tower, Suite 7500, 600 Travis, Houston, Texas 77002, and its telephone number is (713) 224-7400.

                                USE OF PROCEEDS


  DeepTech will not receive any of the proceeds from the sale of the Securities offered hereby, although it may receive up to an aggregate of $31,096,217 in connection with the exercise of outstanding warrants and options, including the Warrants, to purchase Shares included as a part of the Offering. DeepTech will bear all expenses incident to the registration of the Securities under federal and state securities laws and the sale of the Securities hereunder other than expenses incident to the delivery of the Securities to be sold by Selling Stockholders, including any transfer taxes payable on any Securities, and any commissions and discounts payable to underwriters, agents or dealers. See "Plan of Distribution."



                            DESCRIPTION OF WARRANTS


  DeepTech has issued warrants to purchase Common Stock to noteholders, employees, directors and financial institutions under various agreements and arrangements. In December 1996, DeepTech extended an offer to certain of its warrantholders whereby the exercise period for certain vested warrants could be extended for one, two, or three years in consideration for the immediate exercise of 25%, 37.5% or 50%, respectively, of the warrants so designated by each warrantholder. As a result of this offer, on December 31, 1996, DeepTech issued 1,080,701 shares of Common Stock pursuant to the exercise of warrants at prices ranging from $4.00 to $4.50 per share of Common Stock and extended the exercise period on 1,894,446 warrants. In January 1997, in conjunction with certain refinancings, DeepTech agreed to provide Mr. Thomas P. Tatham, Chairman and Chief Executive Officer of DeepTech, and members of his immediate family the right to accept the offer to exercise 25%, 37.5% or 50% of their warrants in exchange for an extension of one, two or three years, respectively, in the expiration date of the remaining warrants, until June 1, 1997. On May 21, 1997, Mr. Tatham exercised 722,917 warrants and DeepTech issued 722,917 shares of Common Stock to Mr. Tatham and extended the exercise period on 2,168,749 warrants. The Warrants registered pursuant to the Registration Statement are 4,060,695 of the 4,063,195 warrants for which the exercise period was extended pursuant to the arrangements discussed above.


     The Warrants are each issued pursuant to agreements between DeepTech and the Warrantholders. The following summary of the terms of the Warrants is not intended to be complete. The terms of the respective warrant agreements, the forms of which have been filed as exhibits to the Registration Statement, are incorporated by reference herein, and this description is qualified in its entirety by reference thereto. Certain Warrantholders acquired their Warrants from the original warrantholders or their transferees in transactions exempt from registration under the Securities Act. Each Warrant entitles the holder thereof to purchase the stated number of shares of Common Stock, subject to adjustment in certain circumstances. The Warrants are exercisable at any time prior to their stated expiration. DeepTech has authorized and reserved for issuance that number of shares of Common Stock sufficient to provide for the exercise of the Warrants. When delivered, each share of Common Stock will be fully paid and non-assessable. No fractional shares will be issued upon exercise of the Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable. Warrants may be exercised by notice to DeepTech accompanied by payment of the aggregate exercise price for the shares of Common Stock being acquired.

     The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment in certain events, including (i) the issuance of a stock dividend to holders of shares of Common Stock, (ii) decrease in the number of shares of Common Stock by combination of the outstanding shares of Common Stock, (iii) the distribution by DeepTech of stock, other securities or assets with respect to or in exchange for Common Stock in connection with certain capital reorganizations, reclassifications, consolidations or mergers, (iv) the issuance of rights, options or warrants to holders of shares of Common Stock entitling such holders to purchase shares of Common Stock for a consideration per share less than the then current Warrant exercise price, (v) any distribution by DeepTech of shares of capital stock other than Common Stock, evidences of indebtedness or assets (excluding cash dividends paid from retained earnings) or rights or warrants to subscribe for or purchase any of its securities, and (vi) any sale or issuance by DeepTech of shares of Common Stock, or rights, options or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of such Common Stock, at a price per share of Common Stock less than the then current Warrant exercise price.

     No adjustment will be made for (a) the issuance of shares of Common Stock upon the exercise of the Warrants, (b) the issuance of shares of Common Stock by DeepTech upon receipt of the then current market price for the Common Stock if there is a public market or in an arm's-length transaction with third persons not affiliated with DeepTech for consideration equal to the fair market value of such shares, or (c) shares of Common Stock issuable upon the exercise of stock options granted to employees of DeepTech pursuant to a qualified stock option plan approved by DeepTech's Board of Directors.

     Holders of Warrants are not entitled, by virtue of being such holders, to receive dividends or to consent or to receive notice as shareholders in respect to any meeting of shareholders for the election of directors of DeepTech or any other matter, or to vote at any such meeting, or any right whatsoever as shareholders of DeepTech.

     Certain Warrantholders (indicated by footnote on the table below) have a put option pursuant to the terms of their Warrants. The put option grants the Warrantholder the right to require the Company to purchase the Warrant, or if the Warrant has been exercised, all of the shares of Common Stock then held by the Warrantholder pursuant to exercise of such Warrant, upon the occurrence of a Put Event (as defined in the Warrant). A Put Event is deemed to occur if (i) DeepTech is acquired by merger, consolidation or other business combination by any person or group of persons (other than Thomas P. Tatham) or (ii) the acquisition, directly or indirectly, by any person or group of persons (other than Thomas P. Tatham) of 50% or more of the capital stock of DeepTech or 50% or more of the assets of DeepTech, in either case, by way of negotiated purchase or otherwise. The purchase price upon exercise of a put option is calculated by a formula using the highest price per share paid to shareholders of the Company in such Put Event, or the cash value of any non-cash consideration paid to the Shareholders, as determined by mutual agreement of the Warrantholder and the Company or in the alternative, by determination of an investment banking firm selected by the Warrantholder and the Company.

     The Warrants also contain certain demand and piggyback registration rights; indemnification agreements related to such registrations; certain affirmative covenants of DeepTech and notice requirements of certain corporate actions.

     The table below includes certain information concerning the Warrants.


      WARRANT HOLDER                                NUMBER          EXERCISE PRICE     EXPIRATION DATE
      --------------                                ------          --------------     ---------------
 Citicorp USA, Inc.                                 618,750              $4.50              7/15/98
 Citicorp USA, Inc.                                 328,125(1)           $4.00             12/15/98
 John E. Drury                                       26,666              $4.50              7/15/98
 Alfred F. King III                                   2,500(1)           $4.00             12/15/99
 David N. King                                        2,500(1)           $4.00             12/15/99
 Lehman Brothers Holdings, Inc.                     666,667              $4.50            7/15/2000
 Jansen Noyes, Jr.                                      937(1)           $4.00             12/15/99
 Jansen Noyes, Jr. & Alfred King, Jr. TTEE U/W        1,250(1)           $4.00             12/15/99
     Nancy Noyes King FBO Alfred King III
 Jansen Noyes, Jr. & Alfred King, Jr. TTEE U/W        1,250(1)           $4.00             12/15/99
     Nancy Noyes King FBO David N. King

      WARRANT HOLDER                                 NUMBER         EXERCISE PRICE     EXPIRATION DATE
      --------------                                 ------         --------------     ---------------
 Jansen Noyes, Jr. & Alfred King, Jr. TTEE U/W        1,250(1)          $ 4.00             12/15/99
     Nancy Noyes King FBO Susan K. Stickney
 Christine M. Sanders                                 3,750(1)          $ 4.00             12/15/98
 Don A. Sanders                                      77,500             $ 4.50              7/15/98
 Don A. Sanders                                      45,000(1)          $ 4.00             12/15/98
 Katherine U. Sanders                                40,000             $ 4.50              7/15/98
 Katherine U. Sanders                                45,000(1)          $ 4.00             12/15/98
 Albert Stickney III                                  1,318(1)          $ 4.00             12/15/99
 Susan K. Stickney                                    4,372(1)          $ 4.00             12/15/99
 Thomas P. Tatham                                   825,000             $10.00              11/7/98
 Thomas P. Tatham                                 1,343,749             $ 4.50              7/15/98
 Roger B. Vincent, Sr.                               25,111(1)          $ 4.00             12/15/98



(1)  These Warrants each contain certain put options discussed above.

                              SELLING STOCKHOLDERS

     The following tables set forth the name of each Selling Stockholder, the number of Securities owned by each Selling Stockholder immediately prior to the Offering, the number of Securities registered hereby that each Selling Stockholder may offer in the Offering, the number of Securities to be owned by each Selling Stockholder upon completion of the Offering as contemplated hereby and the percentage of total Securities to be owned by each Selling Stockholder upon completion of the Offering as contemplated hereby. However, because the Selling Stockholders may offer all or a portion of the Securities at any time and from time to time after the date hereof, the exact number of Securities that each Selling Stockholder may retain upon completion of the Offering cannot be determined at this time. To the knowledge of DeepTech, none of the Selling Stockholders has had any material relationship with the Company except as set forth in the footnotes to the following table and as more fully described elsewhere in this Prospectus (including the information incorporated by reference in this Prospectus).


                                                                    NUMBER OF
                                                                    SHARES TO
                                                                    BE OFFERED              OWNERSHIP
                                                                     FOR THE           AFTER THE OFFERING
                                             OWNERSHIP OF            SELLING        ---------------------------
                                             SHARES PRIOR          STOCKHOLDER'S     NUMBER            PERCENT
    SELLING STOCKHOLDER                     TO THE OFFERING          ACCOUNT        OF SHARES          OF CLASS
    -------------------                     ---------------        -------------    ---------          --------
Thomas P. Tatham                             9,925,469(1)(2)         3,641,666      6,283,803           28.7%
Alpha Marine Services, Inc.                    100,000(3)              100,000          0                 *
Pete Barbara                                     4,000                   4,000          0                 *
Citicorp USA, Inc.                             946,875(4)              946,875          0                 *
Citicorp North America, Inc.                   315,625                 315,625          0                 *
DLJ Capital Corporation                      1,391,675(5)               1,019,823          0                 *
DWW & Associates, Inc.                           4,000                   4,000          0                 *
John E. Drury                                   35,556(6)               35,556          0                 *
Bradbury Dyer, III                               1,223                   1,223          0                 *
The Equitable Life Assurance Society                                                    0                 *
  of the United States                         325,744(7)               55,641
F-W Oil Interests, Inc.                        162,000                 162,000          0                 *
Alfred F. King III                               4,000(8)                4,000          0                 *
David N. King                                    4,000(8)                   4,000          0                 *
Scott M. Kleberg                                 2,459                   2,459          0                 *
Tom Landry, Jr.                                  9,766                   9,766          0                 *
Michael Lam                                     23,508(9)               10,000        13,508              *
Thurman Lauret                                   4,000                   4,000          0                 *
Lehman Brothers Holdings, Inc.               1,333,334(10)(11)       1,333,334          0                 *
LFC Energy Equipment, Ltd.                       5,469                   5,469          0                 *
Metropolitan Life Insurance Company                                                     0                 *
  Separate Account EN                          200,000(12)             200,000
M. H. Whittier Corp.                            71,094                  71,094          0                 *
Mike Mullen                                      8,240                   8,240          0                 *
Jansen Noyes, Jr.                                1,500(13)               1,500          0                 *
Jansen Noyes, Jr. & Alfred  King, Jr.
  TTEE U/W Nancy Noyes King
  FBO Alfred King III                            2,000(14)               2,000          0                 *
Jansen Noyes, Jr. & Alfred  King, Jr.
  TTEE U/W Nancy Noyes King
  FBO David N. King                              2,000(15)               2,000          0                 *
Jansen Noyes, Jr. & Alfred  King, Jr.
  TTEE U/W Nancy Noyes King
  FBO Susan K. Stickney                          2,000(16)               2,000          0                 *
Roy T. Oliver                                    7,364                   7,364          0                 *
Marshall B. Payne, Nominee                       3,682                   3,682          0                 *
SAA Investments, Inc.                            4,000                   4,000          0                 *
Christine M. Sanders                             5,000(17)               5,000          0                 *
Don A. Sanders                                 843,167(18)             176,667       666,500            3.6%
Katherine U. Sanders                           100,000(19)             100,000          0                 *
Grant E. Sims                                  745,000(20)             445,000       300,000            1.6%
Albert Stickney III                              2,109(21)               2,109          0                 *
Susan K. Stickney                                7,000(22)               7,000          0                 *
E.D. Terry                                       4,000                   4,000          0                 *
Glenn H. Tatham                                347,730(23)              50,000       297,730            1.6%
Roger B. Vincent, Sr.                           33,482(24)(25)          33,482          0                 *
L.E. Walker                                      8,000                   8,000          0                 *
Steven A. Webster                               13,293(26)              13,293          0                 *

                                                                    NUMBER OF
                                                                    SHARES TO
                                                                    BE OFFERED              OWNERSHIP
                                                                     FOR THE           AFTER THE OFFERING
                                             OWNERSHIP OF            SELLING        ---------------------------
                                             SHARES PRIOR          STOCKHOLDER'S     NUMBER            PERCENT
    SELLING STOCKHOLDER                     TO THE OFFERING          ACCOUNT        OF SHARES          OF CLASS
    -------------------                     ---------------        -------------    ---------          --------
H. G. Wellington & Co. Inc.
  Retirement Account FBO Charles
  E. Murphy, Jr.                                 6,741(27)               6,741          0                   *
Westgate International, L.P.                   672,973(28)             672,973          0                   *
Wharton Associates                               5,859                   5,859          0                   *
Whitman & Ransom Retirement Plan
FBO William R. Ziegler                          10,000(29)              10,000          0                   *
William R. Ziegler                               4,922                   4,922          0                   *
                                               -------               ---------      ---------            ----
                      Total                    719,859               9,506,363      7,548,033            33.8%
                                               =======               =========      =========            ====


        *less than 1%




                                                                   NUMBER OF
                                                                WARRANTS TO BE              OWNERSHIP
                                                                OFFERED FOR THE         AFTER THE OFFERING
                                             OWNERSHIP OF           SELLING         -------------------------
                                            WARRANTS PRIOR       STOCKHOLDER'S        NUMBER          PERCENT
    SELLING STOCKHOLDER                     TO THE OFFERING         ACCOUNT         OF WARRANTS      OF CLASS
    -------------------                     ---------------     ---------------     -----------      --------
Thomas P. Tatham(1)                            2,168,749            2,168,749           0                 *
Citicorp USA, Inc.                               946,875              946,875           0                 *
John E. Drury                                     26,666               26,666           0                 *
Alfred F. King III                                 2,500                2,500           0                 *
David N. King                                      2,500                2,500           0                 *
Lehman Brothers Holdings, Inc.                   666,667(10)          666,667           0                 *
Jansen Noyes, Jr.                                    937                  937
Jansen Noyes, Jr. & Alfred King, Jr.
  TTEE U/W Nancy Noyes King FBO
  Alfred King III                                  1,250                1,250           0                 *
Jansen Noyes, Jr. & Alfred King, Jr.
  TTEE U/W Nancy Noyes King FBO
  David N. King                                    1,250                1,250           0                 *
Jansen Noyes, Jr. & Alfred King, Jr.
  TTEE U/W Nancy Noyes King FBO
  Susan K. Stickney                                1,250                1,250           0                 *
Christine M. Sanders                               3,750                3,750           0                 *
Don A. Sanders                                   162,500              162,500           0
Katherine U. Sanders                              45,000               45,000           0                 *
Albert Stickney III                                1,318                1,318           0                 *
Susan K. Stickney                                  4,372                4,372           0                 *
Roger B. Vincent, Sr.                             25,111(25)           25,111           0                 *
                                               ---------            ---------         ---               ---
                      Total                    4,060,695            4,060,695           0                 0%
                                               =========            =========         ===               ===

        *less than 1%

(1) Thomas P. Tatham is the Chairman and Chief Executive Officer of DeepTech, and Chairman of Tatham Offshore and Leviathan Gas Pipeline Company.

(2) Includes 2,568,749 shares issuable upon the exercise of outstanding warrants.

(3)  Laney Chouest, a director of DeepTech, owns 30% of Alpha Marine Services,
     Inc.
(4) Consists of 946,875 shares issuable upon the exercise of outstanding warrants.
(5) Includes 1,019,823 shares issuable upon the exercise of outstanding warrants.
(6)  Includes 26,666 shares issuable upon the exercise of outstanding warrants.
(7)  Includes 55,641 shares issuable upon the exercise of outstanding warrants.
(8)  Includes 2,500 shares issuable upon the exercise of outstanding warrants.

(9)  Michael Lam is a director of DeepTech.
(10) Includes 666,667 shares issuable upon the exercise of outstanding warrants.

(11) A subsidiary of Lehman Brothers Holdings, Inc. (the "Lehman Lender") has extended a loan to a wholly-owned indirect subsidiary of the Company, RIGCO, pursuant to a syndicated Credit Agreement dated as of September 30, 1996 among RIGCO, as borrower, the other financial institutions (including the Lehman Lender) from time to time parties thereto (the "RIGCO Lenders") as amended (the "RIGCO Credit Agreement"). As additional consideration for making the loan to RIGCO, another subsidiary of Lehman Brothers Holdings, Inc. received warrants to purchase common stock of RIGCO.
(12) Consists of 200,000 shares issuable upon the exercise of outstanding warrants.
(13) Includes 937 shares issuable upon the exercise of outstanding warrants.
(14) Includes 1,250 shares issuable upon the exercise of outstanding warrants.
(15) Includes 1,250 shares issuable upon the exercise of outstanding warrants.
(16) Includes 1,250 shares issuable upon the exercise of outstanding warrants.
(17) Includes 3,750 shares issuable upon the exercise of outstanding warrants.
(18) Includes 122,500 shares issuable upon the exercise of outstanding warrants.
(19) Includes 85,000 shares issuable upon the exercise of outstanding warrants.
(20) Includes 300,000 shares issuable upon the exercise of outstanding stock options.
(21) Includes 1,318 shares issuable upon the exercise of outstanding warrants.
(22) Includes 4,372 shares issuable upon the exercise of outstanding warrants.
(23) Glenn H. Tatham is the son of Thomas P. Tatham.
(24) Includes 25,111 shares issuable upon the exercise of outstanding warrants.
(25) Roger B. Vincent, Sr. is a Director of Tatham Offshore, and is a director of an affiliate of Springwell Corporation, which served as a financial advisor to the Company from April 1991 through November 1993. The Shares and Warrants consist of securities held by record by Delaware Charter and Guarantee Trust Company TTEE FBO Roger B. Vincent, Sr. IRA R/O.
(26) Includes 8,371 shares issuable upon the exercise of outstanding warrants.
(27) Consists of 6,741 shares issuable upon the exercise of outstanding warrants.
(28) Westgate International, L.P. is also the beneficial owner of 850,000 shares of Series A Preferred Stock of Tatham Offshore and 25,000 shares of Tatham Offshore Common Stock. A director of Tatham Offshore is employed by a company which provides services to Westgate International, L.P.
(29) Consists of 10,000 shares issuable upon the exercise of outstanding warrants.

                              PLAN OF DISTRIBUTION

     The Securities may be sold or distributed from time to time by or for the account of the Selling Stockholders, or their pledgees on behalf of the Selling Stockholders, in transactions (which may involve crosses and block transactions) on Nasdaq or any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the Securities are then listed, in the over-the-counter market, in one or more privately negotiated transactions (including pledges and gifts), through the writing of options on the Securities, in a combination of such methods of distribution or by any other legally available means. Such methods of sale may be conducted by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Stockholders may effect such transactions directly, or indirectly through broker-dealers or agents acting on their behalf and, in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions or discounts from the Selling Stockholders and/or the purchasers of the Securities for whom they may act as agent or to whom they sell Securities as principal or both (which commissions or discounts might be in excess of customary commissions). To the extent required, the names of the agents or broker- dealers, and applicable commissions or discounts and any other required information with respect to any particular offer of Securities by the Selling Stockholders, will be set forth in a Prospectus Supplement.

     The Selling Stockholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither DeepTech nor the Selling Stockholders can presently estimate the amount of such compensation. DeepTech knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the Securities.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Securities may not simultaneously engage in market activities with respect to the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act; including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

     DeepTech will not receive any of the proceeds from the sale of the Securities offered hereby, but will bear all expenses incident to the registration of the Securities under federal and state securities laws and the sale of the Securities hereunder other than expenses incident to the delivery of the Securities to be sold by the Selling Stockholders, including any transfer taxes payable on any Securities, and any commissions and discounts payable to underwriters, agents or dealers.

     In order to comply with certain states' securities laws, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P. Akin, Gump, Strauss, Hauer & Feld, L.L.P. owns 235,357 shares of common stock of the Company.

                                    EXPERTS

     The audited consolidated financial statements of DeepTech and its Subsidiaries incorporated by reference in this Prospectus have been audited by Price Waterhouse LLP, independent accountants, as indicated in their report with respect thereto and are included in reliance upon the authority of said firm as experts in auditing and accounting.

     The reports of Ryder Scott Company Petroleum Engineers, independent petroleum engineers, and Netherland, Sewell & Associates, Inc., independent petroleum engineers, and the respective information with respect to estimated reserves contained therein incorporated by reference in this Prospectus and the Registration Statement have been so included in reliance upon the authority of said firms as experts with respect to the matters contained therein.

                   UNCERTAINTY OF FORWARD LOOKING STATEMENTS

     Certain statements and information in this Prospectus (including documents incorporated herein by reference, see "Incorporation of Certain Documents by Reference") constitute forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements are typically punctuated by words or phrases such as "anticipate," "estimate," "projects," "management believes," "DeepTech believes" and words or phrases of similar import. Such statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that may have a direct bearing on DeepTech's results and financial condition are: (i) competitive practices in the oil and gas industry in which DeepTech competes, (ii) fluctuations in oil and gas prices, (iii) environmental liabilities to which the Company may become subject in the future which are not covered by an indemnity or insurance, (iv) the impact of current and future laws and governmental regulations (particularly environmental regulations) affecting the oil and gas industry in general and the Company's operations in particular and (v) the ability of DeepTech and its subsidiaries to secure additional capital to fund its operations.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of Common Stock and Common Stock Purchase Warrants offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock or Common Stock Purchase Warrants by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.




                           ------------------------


                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
              Available Information . . . . . . . . . . . .
              Incorporation of Certain Documents
                 by Reference . . . . . . . . . . . . . . .
              Risk Factors  . . . . . . . . . . . . . . . .
              The Company . . . . . . . . . . . . . . . . .
              Recent Developments . . . . . . . . . . . . .
              Use of Proceeds . . . . . . . . . . . . . . .
              Description of Warrants . . . . . . . . . . .
              Selling Stockholders  . . . . . . . . . . . .
              Plan of Distribution  . . . . . . . . . . . .
              Legal Matters . . . . . . . . . . . . . . . .
              Experts . . . . . . . . . . . . . . . . . . .
              Uncertainty of Forward
                Looking Statements  . . . . . . . . . . . .




                        9,506,363 SHARES OF COMMON STOCK



                    4,060,695 COMMON STOCK PURCHASE WARRANTS




                                    DEEPTECH
                               INTERNATIONAL INC.





                                   PROSPECTUS




                                 JUNE [___], 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby.


         Securities and Exchange Commission Filing Fee  . . . . . . $ 18,725

         Printing Costs . . . . . . . . . . . . . . . . . . . . . . $ 25,000

         Legal Fees and Expenses  . . . . . . . . . . . . . . . . . $ 95,000
                                                                    --------
             Total  . . . . . . . . . . . . . . . . . . . . . . . . $138,725




ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Certificate of Incorporation of DeepTech entitles the Board of Directors to provide for indemnification of directors and officers to the fullest extent provided by law, except for liability (i) for any breach of the directors' duty of loyalty to DeepTech or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends, or for unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article VII of the Bylaws of DeepTech provide that to the fullest extent and in the manner provided by the laws of the State of Delaware and specifically as is permitted under Section 145 of the General Corporation Law of the State of Delaware, DeepTech shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of DeepTech, by reason of the fact that such person is or was a director, officer, employee or agent of DeepTech, or is or was serving at the request of DeepTech as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of DeepTech, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in a good faith and in a manner which he reasonably believed to be in and not opposed to the best interests of DeepTech, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

     The Bylaws provide that DeepTech shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of DeepTech to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of DeepTech, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to DeepTech unless the court orders otherwise.

ITEM 16.  EXHIBITS

     The following exhibits are filed as part of this Registration Statement:

Exhibit
Number       Exhibit Description
-------      -------------------
 4.1         Form of Stock Certificate of Common Stock of DeepTech (filed as
             Exhibit 4.1 to DeepTech's Registration Statement on Form S-1,
             File No. 33-76999, and incorporated herein by reference).

 4.2**       Common Stock Purchase Warrant dated December 31, 1996 issued by
             DeepTech to each of the Holders listed on Schedule I thereto.

 4.3**       Common Stock Purchase Warrant dated January 21, 1997 between
             DeepTech and Citicorp USA Inc.

 4.4**       DeepTech Warrant Agreement dated February 16, 1996 between
             DeepTech and Donald A. Sanders.

 4.5** DeepTech Warrant Agreement dated February 16, 1996 between DeepTech and John Drury.

 4.6** Amendment No. 1 to Warrant Agreement dated December 31, 1996 between DeepTech and each Lender listed on Schedule I thereto.

 4.7** Warrant Agreement dated February 16, 1996 between DeepTech and each of the Lenders listed on Schedule I thereto.

 4.8** Amendment No. 1 to Warrant Agreement dated December 31, 1996 between DeepTech and Lehman Commercial Paper Inc.

 4.9**       Amendment No. 1 to Warrant Agreement dated December 31, 1996 among
             DeepTech, Citicorp USA, Inc., Donald A. Sanders and Thomas P.
             Tatham.

 4.10** Warrant Certificate issued by DeepTech on the date and to the holders listed on Schedule I thereto.

 4.11*       DeepTech Warrant Agreement dated February 16, 1996 between
             DeepTech and each holder listed on Schedule I thereto.

 4.12* Warrant Agreement dated as of January 23, 1997 between DeepTech and Thomas P. Tatham.

 4.13*       Amendment No. 1 dated May 29, 1997 to Warrant Agreement between
             DeepTech and Thomas P. Tatham dated as of February 16, 1996.

 4.14* Amendment No. 1 dated as of May 28, 1997 to Warrant Agreement between DeepTech and Thomas P. Tatham dated as of January 23, 1997.

 4.15* Warrant Certificate No. 00-01A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 4.16* Warrant Certificate No. 00-07A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 4.17* Warrant Certificate No. 001A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 4.18* Warrant Certificate No. 00-03A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 4.19* Warrant Certificate No. 00-06A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 5.1*        Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

23.1**       Consent of Price Waterhouse LLP

23.2**       Consent of Ryder Scott Company Petroleum Engineers, Independent
             Petroleum Engineers

23.3**       Consent of Netherland, Sewell & Associates, Inc. Independent
             Petroleum Engineers.

23.4 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in its opinion filed as Exhibit 5.1).

24.1**       Powers of Attorney



------------

*  Filed herewith.
** Previously filed.



ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes as follows:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar, as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, Texas on June 2, 1997.



                                        DEEPTECH INTERNATIONAL INC.
                                        (Registrant)

                                        By: /s/ THOMAS P. TATHAM
                                            ------------------------------------
                                            Thomas P. Tatham
                                            Chairman of the Board and
                                            Chief Executive Officer





     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                   TITLE                                    DATE
             ---------                                   -----                                    ----
     /s/ THOMAS P. TATHAM                    Chairman and Chief Executive Officer             June 2, 1997
---------------------------------------        (Principal Executive Officer)
         Thomas P. Tatham

      /s/ DONALD V. WEIR*                    Chief Financial Officer and Director             June 2, 1997
---------------------------------------        (Principal Financial Officer)
          Donald V. Weir

      /s/ JANET E. SIKES*                    Secretary, Treasurer and Director                June 2, 1997
---------------------------------------        (Principal Accounting Officer)
          Janet E. Sikes

     /s/ CONRAD P. ALBERT*                   Director                                         June 2, 1997
---------------------------------------
         Conrad P. Albert

                                             Director
---------------------------------------
          Laney Chouest

                                             Director
---------------------------------------
      Charles M. Darling, IV

                                             Director
---------------------------------------
            Ralph Eads

       /s/ ROBERT E. FOX*                    Director                                         June 2, 1997
---------------------------------------
           Robert E. Fox

             SIGNATURE                                   TITLE                                   DATE
             ---------                                   -----                                   ----
     /s/ STEVEN L. GIRARD*                   Director                                         June 2, 1997
---------------------------------------
         Steven L. Gerard

      /s/ MICHAEL H. LAM*                    Director                                         June 2, 1997
---------------------------------------
          Michael H. Lam

       /s/ BEN T. HARRIS*                    Director                                         June 2, 1997
---------------------------------------
           Ben T. Morris

                                             Director
---------------------------------------
          Nancy K. Quinn

       /s/ GRANT E. SIMS*                    Director, Senior Vice President                  June 2, 1997
---------------------------------------
           Grant E. Sims



*By: /s/ THOMAS P. TATHAM
    -----------------------------------
    Thomas P. Tatham
    (Attorney-in-Fact)

                                 EXHIBIT INDEX

Exhibit
Number       Exhibit Description
-------      -------------------

 4.1         Form of Stock Certificate of Common Stock of DeepTech (filed as
             Exhibit 4.1 to DeepTech's Registration Statement on Form S-1,
             File No. 33-76999, and incorporated herein by reference).

 4.2**       Common Stock Purchase Warrant dated December 31, 1996 issued by
             DeepTech to each of the Holders listed on Schedule I thereto.

 4.3**       Common Stock Purchase Warrant dated January 21, 1997 between
             DeepTech and Citicorp USA Inc.

 4.4**       DeepTech Warrant Agreement dated February 16, 1996 between
             DeepTech and Donald A. Sanders.

 4.5** DeepTech Warrant Agreement dated February 16, 1996 between DeepTech and John Drury.

 4.6** Amendment No. 1 to Warrant Agreement dated December 31, 1996 between DeepTech and each Lender listed on Schedule I thereto.

 4.7** Warrant Agreement dated February 16, 1996 between DeepTech and each of the Lenders listed on Schedule I thereto.

 4.8** Amendment No. 1 to Warrant Agreement dated December 31, 1996 between DeepTech and Lehman Commercial Paper Inc.

 4.9**       Amendment No. 1 to Warrant Agreement dated December 31, 1996 among
             DeepTech, Citicorp USA, Inc., Donald A. Sanders and Thomas P.
             Tatham.

 4.10** Warrant Certificate issued by DeepTech on the date and to the holders listed on Schedule I thereto.

 4.11*       DeepTech Warrant Agreement dated February 16, 1996 between
             DeepTech and each party listed on Schedule I thereto.

 4.12* Warrant Agreement dated as of January 23, 1997 between DeepTech and Thomas P. Tatham.

 4.13*       Amendment No. 1 dated May 29, 1997 to Warrant Agreement between
             DeepTech and Thomas P. Tatham dated as of February 16, 1996.

 4.14* Amendment No. 1 dated as of May 28, 1997 to Warrant Agreement between DeepTech and Thomas P. Tatham dated as of January 23, 1997.

 4.15* Warrant Certificate No. 00-01A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 4.16* Warrant Certificate No. 00-07A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 4.17* Warrant Certificate No. 001A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 4.18* Warrant Certificate No. 00-03A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 4.19* Warrant Certificate No. 00-06A issued by DeepTech on May 29, 1997 to Thomas P. Tatham.

 5.1*        Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

23.1**       Consent of Price Waterhouse LLP

23.2**       Consent of Ryder Scott Company Petroleum Engineers, Independent
             Petroleum Engineers

23.3**       Consent of Netherland, Sewell & Associates, Inc. Independent
             Petroleum Engineers.

23.4 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in its opinion filed as Exhibit 5.1).

24.1**       Powers of Attorney.



------------

*  Filed herewith.
** Previously filed.